Exhibit 99.1

15. Information about the Offering and the Company

15.1 Summary Terms of the Offer

Issuer	D. Medical Industries Ltd.
Securities Offered	272,652 ordinary shares of the Company, par value NIS 0.32 each.
Total ordinary shares outstanding immediately after this offering	8,167,306 ordinary shares of the Company, par value NIS 0.32 each.
Listing	Our ordinary shares are listed on the Tel Aviv Stock Exchange and The NASDAQ Capital Market.
The Tel Aviv Stock Exchange and NASDAQ Capital Market symbol	DMED
Use of Proceeds	General corporate purposes, business development and for the payment of the commitment fee to YA Global Investments L.P., which we refer to as YA Global or the Investor. See also section 4.4 below.
Risk Factors	Before deciding to invest in our ordinary shares, you should carefully consider the risks related to our business, the offering and our ordinary shares. See Section 15.3 of this shelf offering report.

The number of shares of ordinary shares to be outstanding after the offering is based on 7,894,654 ordinary shares outstanding as of December 2, 2011. The number of ordinary shares to be outstanding after this offering does not take into account as of December 2, 2011:

•	75,045 ordinary shares issuable upon the exercise of warrants that were previously issued to investors and underwriters

•	677,179 ordinary shares issuable to employees upon the exercise of outstanding options under our 2005 Israeli Share Option Plan; and

•	387,275 ordinary shares reserved for future issuance under our 2005 Israeli Share Option Plan.

15.2           Summary Consolidated Financial Data

The following tables present our summary consolidated statements of comprehensive loss for the four years ended December 31, 2010 and our summary consolidated statements of financial position as of December 31, 2010, as well as our summary consolidated statements of comprehensive loss for the six months ended June 30, 2011 and our summary consolidated statements of financial position as of June 30, 2011. Our summary consolidated statements of comprehensive loss for the three years ended December 31, 2010, and our summary consolidated statements of financial position as of December 31, 2009 and December 31, 2010 have been derived from our audited consolidated financial statements incorporated by reference into this shelf offering report. The consolidated selected financial data and our summary consolidated statements of financial position as of December 31, 2008 and December 31, 2007, have been derived from other consolidated financial statements not included in or incorporate by reference into this prospectus. We derived the consolidated selected financial data for the six months ended June 30, 2011 and 2010, and our summary consolidated statements of financial position as of the six months ended June 30, 2011, from our unaudited condensed consolidated financial statements and related notes incorporated by reference in this shelf offering report. Our results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

We prepare our consolidated financial statements in accordance with IFRS. Our audited consolidated financial statements for the year ended December 31, 2008 were our first audited consolidated financial statements that were prepared in accordance with IFRS and in compliance with IFRS 1 “First Time Adoption of International Financial Reporting Standards.” Accordingly, the transition date for implementation of IFRS on our consolidated financial statements is January 1, 2007, and the comparative numbers for the year ended December 31, 2007, were re-presented to reflect the retroactive adoption of IFRS as of the transition date. Prior to our adoption of IFRS, we prepared our consolidated financial statements in accordance with Israeli generally accepted accounting principles. Our historical results are not necessarily indicative of results to be expected in any future periods. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included in and incorporated by reference into this shelf offering report.

For your convenience, the following tables also contain U.S. dollar translations of the NIS amounts presented as of December 31, 2010 and as of June 30, 2011, translated using the rate of NIS 3.415 to $1.00, the representative rate of exchange as published by the Bank of Israel and as of June 30, 2011.

Consolidated Statements of Comprehensive Loss:

	Year ended December 31					Six months ended June 30,
	2010	2010	2009	2008	2007	2011	2011	2010
	Convenience translation into US$ (Note 1(c))	NIS				Convenience translation into US$ (unaudited)		NIS (unaudited)
CONTINUING OPERATIONS:	(In thousands, except per share information)
Sales	370	1,264	368	—	—	246	840	1,264
Cost of sales	2,660	9,085	657	—	—	1,764	6,025	2,729

Gross loss	2,290	*7,821	289	—	—	1,518	5,185	1,465
Research and development expenses, net	4,008	13,689	13,193	**14,658	**8,759	2,327	7,946	4,053
Selling and marketing expenses	867	2,962	698	—	—	502	1,714	1,322
General and administrative expenses	2,851	9,737	5,563	**3,045	**2,720	1,797	6,137	4,489
Other (income) expenses, net	(254)	(867)	(714)	3,193	441	(67)	(228)	102

Operating loss	9,762	33,342	19,029	20,896	11,920	6,077	20,754	11,431

Finance income	(71)	(243)	(243)	(1,035)	(571)	(66)	(224)	(123)
Fair value losses (gains) on warrants at fair value through profit or loss	723	2,469	(244)	(7,950)	10,358	—	—	2,469
Finance costs	667	2,275	473	1,287	1,020	74	252	402

Finance (income) costs, net	1,319	4,501	(14)	(7,698)	10,807	8	28	2,748

LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS	11,081	37,843				6,085	20,782	14,179

DISCONTINUED OPERATION
Loss for the period from discontinued operation	2,358	8,051				1,078	3,683	7,024

LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR	13,439	45,894	19,015	13,198	22,727	7,163	24,465	21,203

ATTRIBUTABLE TO:
Owners of the parent	12,511	42,726	18,435	10,040	20,744	6,235	21,294	19,987
Minority interest	928	3,168	580	3,158	1,983	928	3,171	1,216

	13,439	45,894	19,015	13,198	22,727	7,163	24,465	21,203

LOSS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY DURING THE YEAR
Basic and Diluted	1.90	6.49	3.89	2.41	5.87	0.80	2.74	3.43

*
The 2010 amount of gross loss for the year ended on December 31, 2010 has been corrected for a typological error from our previously published financial statements included in a Form 6-K posted on April 17, 2011.

**	Reclassified (2007–75,000 NIS and 2008–147,000 NIS) in order to properly reflect the classification of shipment costs.

Consolidated Statements of Financial Position:

		Year ended December 31,				Six months ended June 30,
	2010	2010	2009	2008	2007	2011
	Convenience translation into US$ (Note 1(c))	NIS				Convenience translation into US$ (unaudited)	NIS (unaudited)
	(In thousands)
Cash and cash equivalents	10,273	35,085	24,388	17,503	21,645	4,371	14,926
Working capital	10,742	36,687	22,435	18,412	20,895	4,320	14,584
Intangible assets, net	3,955	13,505	14,482	11,356	6,635	2,980	10,175
Total assets	18,034	61,587	43,165	33,472	39,136	10,809	36,912
Provision for royalties to the Israeli Office of the Chief Scientist	1,533	5,236	4,048	3,193	-	1,535	5,243
Total liabilities	3,572	12,199	13,832	8,895	21,891	2,938	10,034
Accumulated losses	(54,515)	(186,168)	(143,442)	(125,007)	(114,967)	60,750	(207,462)
Total equity	14,462	49,388	29,333	24,577	17,245	7,871	26,878

Exchange Rates

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS   3.792 to the dollar on December 16, 2011. The high and low exchange rates between the NIS and the U.S. dollar during the six months from June 2011 through November 2011, as published by the Bank of Israel, were as follows:

Month	High	Low
December 2011 (until December 16, 2011)	1 U.S. dollar = 3.805	1 U.S. dollar = 3.727
November 2011	3.800 NIS	3.650 NIS
October 2011	3.763 NIS	3.602 NIS
September 2011	3.725 NIS	3.574 NIS
August 2011	3.626 NIS	3.412 NIS
July 2011	3.465 NIS	3.389 NIS
June 2011	3.485 NIS	3.363 NIS

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years and during the first eleven months of 2011, was as follows:

Period	Exchange Rate
January 1, 2011 – November 30, 2011	3.560 NIS/$1
January 1, 2010 – December 31, 2010	3.730 NIS/$1
January 1, 2009 – December 31, 2009	3.933 NIS/$1
January 1, 2008 – December 31, 2008	3.588 NIS/$1
January 1, 2007 – December 31, 2007	4.108 NIS/$1
January 1, 2006 – December 31, 2006	4.456 NIS/$1

15.3Risk Factors

Investing in our company involves a high degree of risk.  In addition to the risk factors set forth below relating to this offering, see "Risk Factors" in Chapter 4.6 of the Shelf Prospectus.

Risks Related to this Offering

Issuance of additional ordinary shares will dilute the percentage interests of current and future shareholders.

The sale of our ordinary shares pursuant to the SEDA will result in dilution of the percentage of our ordinary shares held by current and future shareholders. Because the sales pursuant to the SEDA will be made based on prevailing market prices at the time advances are made, the prices at which we sell these shares and the number of shares we will issue will vary, perhaps significantly, with the market price of our ordinary shares. In addition we may issue additional ordinary shares upon the conversion or exercise of our outstanding options and other rights to acquire our ordinary shares.  See “— Capitalization and Indebtedness” below for a summary of the ordinary shares issuable under such securities.

Our ability to raise funds under the SEDA will depend on several factors, including the trading volume for our ordinary shares.

While under the SEDA, YA Global is committed to purchase our ordinary shares in accordance with the terms of the SEDA, YA Global may not make any advances which would result in YA Global owning more than 4.99% of our outstanding ordinary shares. Our ability to sell additional shares to YA Global and raise funds under the SEDA will depend on YA Global’s ability to sell shares previously purchased under the SEDA in a timely manner. This will depend, among other factors, on the trading volume for our shares on TASE and prevailing conditions in the capital markets generally. There is no assurance as to the extent to which we will be able to utilize the SEDA to fund our operations.

Sales of shares to YA Global pursuant to the SEDA and the resale of such shares by YA Global may result in declines in the price of our stock.

The ordinary shares purchased by YA Global under the SEDA are freely tradable and YA Global may promptly sell the shares we issue to them under the SEDA in the public markets. Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline.

15.4 Use of Proceeds

We estimate that the net proceeds from the sale of 272,652 of our ordinary shares in this offering will be approximately NIS 1,746thousand after deducting estimated offering expenses payable by us.

We currently intend to use the net proceeds from any offering for general corporate purposes and for our business development as well as for the payment of the commitment fee to the Investor of $200,000.

The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, and the rate of growth, if any, of our business. As a result, our management will have broad discretion in the allocation of the net proceeds of this offering for any purpose, and investors will be relying on the judgment of our management with regard to the use of these net proceeds. In addition, at our management's discretion, we may use a portion of the net proceeds to pursue acquisitions, joint ventures and other strategic transactions.

 Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in interest-bearing and investment-grade securities.

15.5 Dilution

Our net tangible book value as of June 30, 2011, was approximately NIS 16,703 thousand, or approximately NIS 2.116 per ordinary share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by the Investor in this offering and the net tangible book value per ordinary share immediately after completion of this offering. After giving effect to the sale of 272,652 ordinary shares in this offering at the offering price of NIS 6.954 per share, and after deducting the estimated offering expenses, our net tangible book value as of June 30, 2011, would have been NIS 18,449thousand, or NIS 2.259 per share. This amount represents an immediate increase in net tangible book value to existing shareholders of NIS 0.143 per share and an immediate dilution in net tangible book value of NIS 4.695 per share to the Investor, as illustrated in the following table:

Offering price per ordinary share		NIS 6.954
Net tangible book value per share as of June 30, 2011	NIS 2.116
Increase in net tangible book value per share after giving effect to this offering	NIS 0.143

Pro forma net tangible book value per share as of June 30, 2011		NIS 2.259

Dilution in net tangible book value per share to the Investor		NIS 4.695

This table assumes no exercise of outstanding options. To the extent that options are exercised, there will be further dilution to the Investor.

15.6 Capitalization and Indebtedness

The following table sets forth our consolidated cash and capitalization, in NIS and US dollars, at June 30, 2011 on actual basis and an as adjusted basis to reflect the issuance of 272,652 ordinary shares in this offering. This table should be read in conjunction with our financial statements and the notes thereto included in and incorporated by reference into this shelf offering report.

	As of June 30, 2011
	(Unaudited)
	Actual		As adjusted
	NIS	US$	NIS	US$
	(In thousands)
Equity attributable to owners of D. Medical:

Ordinary shares of NIS 0.32 par value: 312,500,000 ordinary shares authorized; 7,821,506 (adjusted 8,167,306) ordinary shares issued and outstanding	2,563	750	2,650	776
Share premium and other reserves	228,423	66,888	230,082	67,374
Warrants and equity portion of convertible debt	3,048	893	3,048	693
Accumulated loss	(207,462)	(60,750)	(207,462)	(60,750)

Equity attributable to owners of D. Medical:	26,572	7,781	28,318	8,093
Non controlling interest	306	90	306	90

Total capitalization	26,878	7,871	28,624	8,183

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at therepresentative exchange rate prevailing at June 30, 2011 (NIS 3.415=$1.00), as published by the Bank of Israel.

(2)
The number of shares of ordinary shares to be outstanding after the offering is based on 7,894,654 ordinaryshares outstanding as of December 2, 2011. The number of ordinary shares to be outstanding after this offeringdoes not take into account as of December 2, 2011:

•	75,045 ordinary shares issuable upon the exercise of warrants that were previously given to investors and underwriters

•	677,179 ordinary shares issuable to employees upon the exercise of outstanding options under our 2005 Israeli Share Option Plan; and

•	387,275 ordinary shares reserved for future issuance under our 2005 Israeli Share Option Plan.

15.7 Price Range of Ordinary Shares

Our ordinary shares are listed and traded on The NASDAQ Capital Market and on TASE under the symbol “DMED”.

For the month of November 2011, the daily reported sale prices of our ordinary shares on The NASDAQ Capital Market ranged from a high of US$2.30 to a low of US$1.65 per ordinary share, and, on TASE, from a high of NIS 8.15 to a low of NIS 6.55 per ordinary share.

For the month of October 2011, the daily reported sale prices of our ordinary shares on The NASDAQ Capital Market ranged from a high of US$2.60 to a low of US$1.68 per ordinary share, and, on TASE, from a high of NIS 8.40 to a low of NIS 6.55 per ordinary share.

For the month of September 2011, the daily reported sale prices of our ordinary shares on The NASDAQ Capital Market ranged from a high of US$2.77 to a low of US$1.63 per ordinary share, and, on TASE, from a high of NIS 8.99 to a low of NIS 6.66 per ordinary share.

For the third quarter of 2011, the daily reported sale prices of our ordinary shares on the The NASDAQ Capital Market ranged from a high of US$4.57 to a low of US$1.63 per ordinary share, and, on TASE, from a high of NIS 14.60 to a low of NIS 6.66 per ordinary share.

For more information on the price range of our ordinary shares see Section 4.10 of the Shelf Prospectus.

15.8 Expenses of the Offering

The aggregate amount that we will pay for consulting fees, underwriting fees and other expenses in connection with this offering is approximately NIS 150,000.

15.9 Incorporation of Certain Information by Reference

We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority ("ISA") on the Magna system, which means that we can disclose important information to you by referring to those documents. Information incorporated by reference is considered to be part of this shelf offering report. We incorporate by reference the documents listed below:

(A)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the ISA on the Magna system on June 13, 2011, as amended by Amendment No.1filed on October 26, 2011.

(B)
Our reports on Form 6-K filed with the ISA on the Magna system on June 13, 2011 (regarding our 2011 first quarter results), on June 26, 2011 (regarding Spring Health Solution's CE Mark Approval application), on July 3, 2011 (regarding the addendum to the NextGen Sale Agreement), on July 5, 2011 (regarding a non-binding letter of intent with Dex Medical, Canada's largest distributor of diabetes care products), on July 11, 2011 (a Notice of Annual Meeting of Shareholders), on August 2, 2011 (regarding the distribution agreement with RGH Enterprises, Inc.), on August 3, 2011 (regarding the completion of the NextGen Sale Agreement), on August 7, 2011 (regarding the results of our annual general meeting), on August 15, 2011 (regarding an amendment to the SEDA Agreement), on August 31, 2011 (regarding our 2011 second quarter results), on September 2, 2011 (regarding the filing of a shelf prospectus with the SEC), on September 7, 2011 (regarding performance improvement program), on September 8, 2011 (regarding rights attached to our securities), on September 9, 2011 (regarding the filing of a shelf prospectus in Israel), on September 13, 2011 (regarding the reception of a registration certificate from Israel’s Ministry of Health for the Company's Spring Universal Infusion Sets), on September 19, 2011 (regarding the filing of a lawsuit against the Company by a minority shareholder and a director of the Company's subsidiary, Spring-Set Health Solutions Ltd.), on September 21, 2011 (regarding the issuance of a new U.S. Patent), October 4, 2011 (regarding a court decision that concludes a lawsuit filed against the Company and its subsidiaries), October 6, 2011 (regarding the non-exclusive distribution agreement with Doubek Medical Supply Inc), on November 3, 2011 (including June 30, 2011 financial statements; Management Discussion and Analysis of Financial Condition and Results of Operations and regarding other updates on the business of the Company), on November 21, 2011 (regarding out 2011 third quarter results), on November 28, 2011 (regarding the approval of a U.S. patent) and on December 5, 2011 (regarding the SEDA advance notice and the distribution agreement with Agile Edge Technologies).

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this shelf offering report, you should rely on the statements made in the most recent document. All information appearing in this shelf offering report is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address: D. Medical Industries Ltd., 3 Ha’Sadna St., Tirat Carmel 39032, Israel, telephone: +972 (73) 250-7100, Attn: Mr. Amir Loberman.

Our ordinary shares are listed on TASE. However, because our ordinary shares are also listed on The NASDAQ, we are exempt from certain of the reporting obligations specified in Chapter Six of the Israel Securities Law, 1968, that would otherwise be applicable to a company traded on TASE, provided that a copy of each report submitted in accordance with applicable United States law or NASDAQ rules is filed with the Israel Securities Authority, TASE and the Israeli Companies Registrar within the time specified under Israeli law.

15.10 Legal Matters

Certain legal matters with respect to this offering are being passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.